EXHIBIT 99.2

POLYMET MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2019 and 2018

Management’s Responsibility for Consolidated Financial Statements

The accompanying Consolidated Financial Statements of PolyMet Mining Corp. (the “Company”) are the responsibility of management.  The Consolidated Financial Statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and include certain estimates that reflect management’s best judgments.

The Company’s Board of Directors has approved the information contained in the Consolidated Financial Statements.  The Board of Directors fulfills its responsibilities regarding the Consolidated Financial Statements mainly through its Audit Committee, which has a written mandate that complies with current requirements of Canadian securities legislation, United States securities legislation, and the United States Sarbanes-Oxley Act of 2002.  The Audit Committee meets at least on a quarterly basis.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with IFRS as issued by the IASB.

Internal control over financial reporting, no matter how well designed, has inherent limitations.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2019.  In making its assessment, management has used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the Company’s internal control over financial reporting.  Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as at that date.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2019 has been audited by Deloitte & Touche LLP, the Company’s independent registered public accounting firm, as stated in their report, which appears herein.

/s/ Jonathan Cherry	/s/ Patrick Keenan
Jonathan Cherry	Patrick Keenan
President and Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of PolyMet Mining Corp.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of PolyMet Mining Corp. and its subsidiaries (the "Company") as of December 31, 2019, and the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for the year ended December 31, 2019, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2020 , expressed an unqualified opinion on the Company's internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit . We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
March 30, 2020

We have served as the Company's auditor since 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of PolyMet Mining Corp.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of PolyMet Mining Corp. and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated March 30, 2020, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
March 30, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of PolyMet Mining Corp.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of PolyMet Mining Corp. and its subsidiaries (together, the Company) as of December 31, 2018, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and its financial performance and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants
Vancouver, Canada March 28, 2019
We have served as the Company’s auditor from 2006 to 2019.

PolyMet Mining Corp.
Consolidated Balance Sheets
All figures in thousands of U.S. Dollars

	December 31, 2019	December 31, 2018
ASSETS

Current
Cash	$7,401	$13,857
Amounts receivable	472	796
Prepaid expenses	1,039	1,161
	8,912	15,814
Non-Current
Restricted deposits (Notes 6 and 11)	11,449	10,286
Amounts receivable and other assets	2,442	1,796
Mineral property, plant and equipment (Note 4)	410,132	433,548
Intangibles (Note 5)	24,380	24,185
Total Assets	457,315	485,629

LIABILITIES

Current
Accounts payable and accruals	4,533	3,925
Lease liabilities (Note 14)	60	88
Convertible debt (Note 8)	-	56,984
Non-convertible debt (Note 9)	-	178,483
Environmental rehabilitation provision (Note 6)	1,276	1,693
	5,869	241,173
Non-Current
Lease liabilities (Note 14)	556	-
Promissory note (Note 7)	15,501	-
Environmental rehabilitation provision (Note 6)	51,249	59,414
Total Liabilities	73,175	300,587

SHAREHOLDERS’ EQUITY

Share capital	526,884	272,420
Equity reserves	64,648	62,111
Deficit	(207,392)	(149,489)
Total Shareholders’ Equity	384,140	185,042
Total Liabilities and Shareholders’ Equity	$457,315	$485,629
Nature of Business and Liquidity (Note 1)
Commitments and Contingencies (Note 14)
Subsequent Events (Note 16)

ON BEHALF OF THE BOARD OF DIRECTORS:

             /s/ Jonathan Cherry              , Director                                                                                    /s/ Dr. David Dreisinger        ,Director

- See Accompanying Notes –

PolyMet Mining Corp.
Consolidated Statements of Loss and Comprehensive Loss
All figures in thousands of U.S. Dollars, except for shares and per share amounts

	Year ended December 31,
	2019	2018
General and Administrative Expenses
Salaries, directors’ fees and related benefits	$2,933	$2,547
Share-based compensation (Note 10)	1,558	1,742
Professional fees	1,444	634
Regulatory fees	230	197
Investor and public relations	1,003	1,174
Office and administration	580	646
Depreciation	122	130
Total General and Administration Expenses	7,870	7,070

Other Expenses (Income)
Finance costs - net (Note 11)	1,532	2,381
Loss/(gain) on foreign exchange	12	(3)
Loss on debenture modification (Note 7)	2,004	4,109
Loss on land exchange	-	553
Gain on disposal of property, plant & equipment	(383)	-
(Gain)/loss on financial asset fair value	(264)	971
Asset impairment (Note 4)	47,168	-
Other income	(36)	(38)
Total Other Expenses	50,033	7,973
Total Loss and Comprehensive Loss for the Period	57,903	15,043

Basic and Diluted Loss per Share	$0.09	$0.05

Weighted Average Number of Shares – basic and diluted	672,091,052	320,495,981

- See Accompanying Notes -

PolyMet Mining Corp.
Consolidated Statements of Changes in Shareholders’ Equity
All figures in thousands of U.S. Dollars, except for shares

	Share Capital (authorized = unlimited)
					Total
	Issued	Share	Equity		Shareholders'
	Shares	Capital	Reserves	Deficit	Equity
Balance – January 1, 2018	319,303,098	$270,667	$60,295	$(134,446)	$196,516
Total comprehensive loss for the period	-	-	-	(15,043)	(15,043)
Debenture refinancing warrants (Note 7)	-	-	2,331	-	2,331
Payment of land purchase options (Note 10)	128,750	123	-	-	123
Exercise of share options (Note 10)	225,000	218	(67)	-	151
Exercise of warrants (Note 10)	590,500	683	(92)	-	591
Vesting of restricted shares and RSU’s (Note 10)	843,413	624	(624)	-	-
Share-based compensation (Note 10)	99,308	105	1,787	-	1,892
Bonus share cost amortization & forfeiture (Note 10)	-	-	(1,519)	-	(1,519)
Balance – December 31, 2018	321,190,069	272,420	62,111	(149,489)	185,042
Total comprehensive loss for the period	-	-	-	(57,903)	(57,903)
Rights offering net of issuance costs (Note 10)	682,813,838	253,047	-	-	253,047
Debenture refinancing warrants (Note 7)	-	-	1,564	-	1,564
Payment of land purchase options (Note 10)	78,750	46	-	-	46
Exercise of share options (Note 10)	400,171	572	(298)	-	274
Vesting of restricted shares and RSU’s (Note 10)	644,510	715	(715)	-	-
Share-based compensation (Note 10)	102,921	84	1,986	-	2,070
Balance – December 31, 2019	1,005,230,259	$526,884	$64,648	$(207,392)	$384,140

- See Accompanying Notes -

PolyMet Mining Corp.
Consolidated Statements of Cash Flows
All figures in thousands of U.S. Dollars
	Year ended December 31,
	2019	2018
Operating Activities
Loss for the period	$(57,903)	$(15,043)
Items not involving cash:
Depreciation	122	130
Interest expense (Notes 7 and 11)	160	-
Environmental rehabilitation provision accretion (Note 6)	2,072	1,796
Share-based compensation (Note 10)	1,558	1,742
Unrealized loss on foreign exchange	16	7
Loss on debentures modification (Note 7)	2,004	4,109
Loss on land exchange	-	553
Gain on disposal of property, plant & equipment	(383)	-
(Gain)/loss on financial instrument fair value	(264)	971
Asset impairment (Note 4)	47,168	-
Changes in non-cash working capital:
Restricted deposits	(1,163)	-
Amounts receivable and other assets	442	(384)
Prepaid expenses	122	(350)
Accounts payable and accruals	1,577	667
Net cash used in operating activities	(4,472)	(5,802)

Financing Activities
Share issuance proceeds (Note 10)	21,839	742
Share issuance costs (Note 10)	(11,953)	-
Debenture funding, net of costs (Notes 7 and 9)	15,000	69,723
Debenture repayment (Note 10)	(6,882)	-
Cash settled RSU’s	(232)	(377)
Net cash provided by financing activities	17,772	70,088

Investing Activities
Property, plant and equipment purchases	(20,795)	(26,437)
Intangible purchases (Note 5)	(195)	(21,055)
Property, plant and equipment disposal proceeds	1,250	-
Land exchange proceeds	-	425
Restricted deposits (Note 6)	-	(10,286)
Net cash used in investing activities	(19,740)	(57,353)

Net Increase (Decrease) in Cash	(6,440)	6,933
Effect of foreign exchange on Cash	(16)	(7)
Cash - Beginning of period	13,857	6,931
Cash - End of period	$7,401	$13,857
Supplemental information – non-cash investing and financing
Accounts payable and accruals	$(712)	$(390)
Debt accretion and capitalized interest (Notes 4, 7, 8 and 9)	14,751	20,560
Share-based compensation (Note 10)	497	460
Bonus share amortization (Note 10)	-	25
Bonus share forfeiture (Note 10)	-	(1,544)
Fair value of shares issued for land options (Note 10)	46	123
Share issuance proceeds (Note 10)	243,435	-
Debenture repayment (Note 10)	$(243,435)	$-

- See Accompanying Notes -

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

1.	Nature of Business and Liquidity

PolyMet Mining Corp. was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. and changed its name to PolyMet Mining Corp. on June 10, 1998.  Through its 100%-owned subsidiary, Poly Met Mining, Inc. (“PolyMet US” and, together with PolyMet Mining Corp., “PolyMet” or the “Company”), the Company is engaged in the exploration and development of natural resource properties.

The corporate address and records office of the Company are located at 100 King Street West, Suite 5700, Toronto, Ontario, Canada M5X 1C7, and 700 West Georgia, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3, respectively.  The executive office of PolyMet US is located at 444 Cedar Street, Suite 2060, St. Paul, Minnesota, United States of America, 55101.

The Company has a majority shareholder relationship with Glencore AG, a wholly owned subsidiary of Glencore plc (together “Glencore”), as a result of Glencore’s ownership of 71.6% of the Company’s issued shares.

The Company’s primary mineral property is the NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, United States of America, which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a processing facility located approximately six miles from the ore body.

PolyMet received its Permit to Mine from the State of Minnesota on November 1, 2018, a crucial permit for construction and operation of the Project.  The Minnesota Department of Natural Resources (“MDNR”) also issued all other permits for which the Company had applied including dam safety, water appropriations, endangered and threatened species takings, and public waters work permits, along with Wetlands Conservation Act approval.   In addition, PolyMet received air and water permits from the Minnesota Pollution Control Agency (“MPCA”) on December 18, 2018.  Further, PolyMet received the federal Record of Decision and Section 404 Wetlands Permit from the U.S. Army Corps of Engineers on March 21, 2019, which was the last key permit or approval needed to construct and operate the Project.

Legal challenges were filed in the Minnesota Court of Appeals contesting various aspects of the MDNR and MPCA decisions.  PolyMet is a co-respondent in all suits.

In June 2019, the Court of Appeals transferred the challenge to the MPCA water quality permit to the Ramsey County District Court for the limited purpose of an evidentiary hearing.  The water quality permit is temporarily stayed pending the outcome of that hearing.

In January 2020, the Court of Appeals remanded the MDNR Permit to Mine and dam safety permits to the MDNR for a contested case hearing.  The Company, MDNR, and several other groups have petitioned the Minnesota Supreme Court to review that decision.  The Company cited several reasons for the appeal, including (i) the Court of Appeals’ ruling conflicts with both the relevant statute and the Supreme Court’s precedent; and (ii) that agencies should not be required to hold a contested case hearing when there is no reasonable basis for such a hearing to help them make a decision.  PolyMet cannot act on the remanded permits until the Supreme Court rules or a contested case hearing occurs.  In March 2020, the Minnesota Supreme Court granted review of the Court of Appeals ruling on the NorthMet Permit to Mine and dam safety permits.

In March 2020, the Court of Appeals remanded the air permit to the Minnesota Pollution Control Agency to provide more information and the Company is evaluating all legal options.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

1.	Nature of Business and Liquidity - Continued

The Court of Appeals ruled in PolyMet’s favor in two state court actions, one of which sought to force a supplemental environmental review and the other of which challenged the rules used to permit the Project.

The realization of the Company’s investment in NorthMet and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain and maintain permits necessary to construct and operate NorthMet, the ability to obtain financing necessary to complete the development of NorthMet, and to conduct future profitable operations or alternatively, disposal of the investment on an advantageous basis.

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of operations.

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over financial assets due at any point in time.  As at December 31, 2019, the Company had cash of $7.401 million and working capital of $3.043 million.  Subsequent to year end, the Company agreed to issue unsecured convertible debentures to Glencore in four tranches during 2020 with a total minimum principal amount of $20.0 million and total maximum principal amount of $30.0 million, the amount of each tranche to be determined jointly by the Company and Glencore.  The first tranche in the amount of $7.0 million was issued on March 18, 2020 (see Note 16).

Management believes financing will continue to be available allowing the Company to complete development of the Project and to conduct future profitable operations.  Management’s belief is based upon the underlying value of the Project, progress on obtaining and maintain permits, ongoing discussions with potential financiers and the majority shareholder relationship with Glencore. While in the past the Company has been successful in closing financing agreements, there can be no assurance it will be able to do so again.

In late December 2019, a novel coronavirus (COVID-19) was identified originating in China, subsequently spread worldwide and on March 11, 2020, the World Health Organization declared it was a pandemic.  The continued spread of COVID-19 globally, prolonged restrictive measures put in place to help control the outbreak of COVID-19 or other adverse public health developments could adversely affect global economies and financial markets.  These affects could result in volatility or an economic downturn having adverse effects on the future demand and prices for metals the Company will produce and on the Company’s ability to raise sufficient funds to finance ongoing development of the Project. The extent to which COVID-19 impacts the Company’s business, including the market for its securities, the ability to raise capital and valuation of non-financial assets including mineral property, plant and equipment and intangibles, will depend on future developments, which are highly uncertain and cannot be predicted at this time.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.	Basis of Preparation

a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The financial statements were approved by the Board of Directors on March 30, 2020.

b)	Basis of Consolidation and Preparation

The consolidated financial statements include the accounts of the Company and its wholly‑owned subsidiary. Intercompany balances and transactions have been eliminated on consolidation.

The consolidated financial statements have been prepared under the historical cost basis, except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period. All dollar amounts presented are in United States (“U.S.”) dollars unless otherwise specified.

c)	Change in Accounting Policies

On January 1, 2018, the Company adopted the following new accounting standards that were previously issued by the IASB. Certain other new standards and interpretations have been issued and were effective as of January 1, 2018 and January 1, 2019 but did not have a material impact on the Company’s financial statements and are therefore not discussed below.

The accounting policies discussed below reflect the Company’s adoption of IFRS 9 - Financial Instruments, effective January 1, 2018, and IFRS 16 - Leases, which had an effective date of January 1, 2019 but for which the company early adopted as of January 1, 2018.

IFRS 9 – Financial Instruments

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities. This standard replaces parts of IAS 39 - Financial Instruments: Recognition and Measurement.  The Company adopted IFRS 9 effective January 1, 2018 on a retrospective basis without restating prior period comparatives.

IFRS 9 requires financial assets to be classified into the following measurement categories: fair value through profit and loss, fair value through other comprehensive income, and those measured at amortized cost. The determination is made at initial recognition.  At transition, the amounts receivable previously classified as available-for-sale and measured at fair value through other comprehensive income was re-classified as fair value through profit or loss with changes in fair value recognized in the statement of loss instead of through other comprehensive loss. Adoption resulted in re-classification of $0.210 million to the opening deficit from accumulated other comprehensive loss for cumulative gains on the amounts receivable.

For financial liabilities, the standard retains most of the IAS 39 requirements, except as it relates to modifications of liabilities. Under IAS 39, when an entity modified a financial liability, it would decide whether this modification was significant enough to constitute an extinguishment. If the modification was considered an extinguishment of the initial debt, the new modified debt was recorded at fair value and a gain/loss recognized in the statement of loss for the difference between the carrying amount of the old debt and the fair value of the new debt. This extinguishment accounting remains the same under IFRS 9.  However, accounting differs where

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.	Basis of Preparation - Continued

the change is not significant enough to be an extinguishment. Under IAS 39, modifications would not lead to an immediate income charge, whereas, under IFRS 9, the cash flows under the modified debt are discounted using the original effective interest rate of the instrument with an immediate charge to income.  Adoption of IFRS 9 resulted in a $2.159 million adjustment to increase the opening deficit as at January 1, 2018 and increase the carrying value of convertible and non-convertible debt to reflect accounting for prior year modifications under the new standard (see Notes 8 and 9).

IFRS 16 – Leases

IFRS 16 replaces IAS 17 – Leases.  The new standard requires capitalization of certain leases by the lessee and results in accounting treatment similar to finance leases under IAS 17 - Leases. Exemptions for leases of very low value or short duration leases are applicable. The new standard results in an increase in lease assets and liabilities for the lessee. Under the new standard the treatment of all lease expenses is aligned in the statement of loss and comprehensive loss with depreciation, and an interest expense component recognized for each lease, in line with finance lease accounting under IAS 17 - Leases.

The Company early adopted IFRS 16 effective January 1, 2018 on a modified retrospective basis without restating prior period comparatives.  As a result, the Company recorded a $0.211 million lease asset and corresponding lease liability for the one qualifying office lease that will be recognized over the remaining term.  The Company’s other leases (see Note 3) are leases to explore mining rights, which are excluded from IFRS 16’s scope.

The following table summarizes the impact of adopting IFRS 9 - Financial Instruments and IFRS 16 - Leases:

Consolidated Balance Sheet Impact	Dec 31, 2017	IFRS 9	IFRS 16	Jan 1, 2018
Mineral Property, Plant and Equipment	$395,205	$-	$211	$395,416
Accounts Payable and Accruals	3,630	-	211	3,841
Convertible Debt	49,067	1,346	-	50,413
Non-Convertible Debt	92,268	813	-	93,081
Equity Reserves	60,505	(210)	-	60,295
Deficit	$(132,497)	$(1,949)	$-	$(134,446)

d)	Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  This requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting estimates used in the preparation of the consolidated financial statements are as follows:

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.	Basis of Preparation - Continued

Determination of mineral reserves

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s property. In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, production techniques, production costs, capital costs, transport costs, metal prices and exchange rates. Estimating the quantity of reserves requires the size, shape and depth of deposits to be determined by analyzing geological data. This process may require complex and difficult geological judgments to interpret the data. In addition, management will form a view of forecast prices for its products, based on current and long-term historical average price trends. Changes in the proven and probable reserve estimates may impact the carrying value of property, plant and equipment, rehabilitation provisions, deferred tax amounts and depreciation, depletion and amortization.

Provision for Environmental Rehabilitation Costs

Provisions for environmental rehabilitation costs associated with mineral property, plant and equipment, are recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax risk-free rate reflecting current market assessments of the time value of money.

The Company’s estimates of its environmental rehabilitation liabilities could be affected by changes in regulations, changes in the extent of environmental rehabilitation required, changes in the means of rehabilitation, changes in the extent of responsibility for the financial liability, changes in operating plans, or changes in cost estimates.  Operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs.  The likelihood of new regulations and overall effect upon the Company may vary greatly and are not predictable.

The provision for environmental rehabilitation obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability (see Note 6).

e)	Critical Accounting Judgments

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting judgments.  This requires management to make judgments that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting judgments used in the preparation of the consolidated financial statements are as follows:

Impairment of non-financial assets

The carrying amounts of non-financial assets, including mineral property, plant and equipment, and intangibles are reviewed at each reporting date, or when events or circumstances indicate the asset may not be recoverable, to determine whether there is any indication of impairment.  If any such indication exists, the asset’s recoverable amount is estimated at the greater of its value in use and its fair value less costs of disposal (“FVLCD”).  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.	Basis of Preparation - Continued

that reflects current market assessments of the time value of money and the risks specific to the asset.  NorthMet meets the criteria of a cash-generating unit as it is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets.  An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount.  An impairment loss previously recorded is reversed if there has been a change in the estimates used to determine the recoverable amount resulting in an increase in the estimated service potential of an asset.

The Company considers both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information include changes in the market, economic, and legal environment in which the Company operates that are not within its control and affect the recoverable amount. Internal sources of information include indications of economic performance of the asset.

Going concern assumptions

The Company must assess its ability to continue as a going concern and prepare financial statements on a going concern basis unless it either intends to liquidate or cease trading or has no realistic alternative but to do so.  In assessing whether the going concern assumption is appropriate, the Company takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period.

f)	Summary of Significant Accounting Policies

Cash and Restricted Deposits

Cash include amounts held in banks and highly liquid investments with original maturities of three months or less.  Restricted deposits are held in a trust account and invested in highly liquid investments with a major financial institution as security and collateral for reclamation activities.

Financial Assets

All financial assets are initially recorded at fair value and designated upon inception as one of the following categories: fair value through profit or loss (“FVTPL”) or amortized cost.  Financial assets classified as FVTPL are measured at fair value with gains and losses recognized through profit and loss.  Financial assets classified as amortized cost are measured at amortized cost using the effective interest method less any allowance for impairment.  The effective interest method is a method of calculating the amortized cost of a financial asset and allocating interest income over the relevant period.  The effective interest rate is the rate that discounts estimated future cash flows through the expected life of the financial asset, or, where appropriate, a shorter period.  Loss allowances are recognized for Expected Credit Losses (“ECL”) for amounts receivable and other assets not measured at FVTPL.  Loss allowances for amounts receivable and other assets are measured at an amount equal to lifetime ECL.  ECL is a probability-weighted estimate and measured as the present value of all cash shortfalls including the impact of forward looking information.  The loss allowance is presented as a deduction to amounts receivable and other assets.  Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with amortized cost financial assets are included in the initial carrying amount of the asset (see Note 15).

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.	Basis of Preparation - Continued

Mineral Property

Exploration costs are incurred to discover mineral resources. Evaluation costs are incurred to assess the technical feasibility and commercial viability of the resources found.  Exploration and evaluation costs incurred prior to receipt of a feasibility study or Definitive Feasibility Study (“DFS”) confirming the technical feasibility and commercial viability of extracting the mineral resource are expensed as incurred.

Development costs incurred subsequent to a DFS and mineral property acquisition costs are capitalized until the property is placed into production, sold, allowed to lapse or abandoned.  Development costs are capitalized to the extent they are necessary to bring the property to commercial production and are directly attributable to an area of interest or capable of being reasonably allocated to an area of interest.  NorthMet entered the development stage effective October 1, 2006 following receipt of the DFS.

Upon commencement of production, related mineral property acquisition and development costs will be amortized on a unit of production basis over the estimated proven and probable mineral reserves not to exceed the assets’ useful lives.

Plant and Equipment

Plant and equipment are recorded at historical cost less accumulated depreciation and if applicable, accumulated impairment losses.  Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, if it is probable that the future economic benefits of the expenditure will flow to the Company and its cost can be measured reliably.  The carrying amount of a replaced part is derecognized.  All other repairs and maintenance are charged to the statement of loss and comprehensive loss during the period in which they are incurred.

Depreciation of plant and equipment is calculated using the cost of the asset, less its residual value, over the estimated useful life of the asset on a unit of production or straight-line basis, as appropriate.

Leases

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date.   The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.  The lease liability is initially measured at the present value of the lease payments, discounted using the incremental borrowing rate.

Intangibles

Intangibles include wetland credits and software.  Acquisition costs are capitalized until the asset is used, sold, or abandoned.  Wetland credits are used to offset and mitigate wetlands disturbed during construction and operation of the Project.  As such, costs will be transferred to Mineral Property, Plant and Equipment once placed into service and amortized on a unit of production basis over the estimated proven and probable mineral reserves not to exceed the assets’ useful lives.  Software is amortized over the useful life once placed into service.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.	Basis of Preparation – Continued

Financial Liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.  Financial liabilities classified as FVTPL are initially recognized at fair value with directly attributable transaction costs expensed as incurred.  At the end of each reporting period, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.  Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs and subsequently measured at amortized cost using the effective interest method which calculates the amortized cost of a financial liability and allocates interest expense over the expected life of the financial liability.

Exchanges of instruments and modifications to debt are assessed using quantitative and qualitative factors to consider whether the exchange or modification constitutes an extinguishment of the original financial liability and establishment of a new financial liability. In the case of extinguishment, any fees or costs incurred are recognized in profit or loss in the period in which they arise.  Where the terms in an exchange or modification are not assessed to be substantially different, a modification gain or loss is recognized at an amount equal to the difference between the modified cash flows discounted at the original effective interest rate and the carrying value of the debt. The carrying value of the debt is adjusted for this modification gain or loss, directly attributable transaction costs, and any cash paid to or received from the debt holder (see Note 15).

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset until such time as the asset is substantially complete and ready for its intended use or sale.   Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual borrowing costs incurred. Where the funds used to finance an asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant borrowings of the Company during the period. Other borrowing costs not directly attributable to a qualifying asset are expensed in the year incurred.  Classification in the cash flow statement is in accordance with the classification of the underlying asset to which those payments were capitalized.

Share‑Based Compensation

All share-based compensation awards made to directors, employees and non-employees are measured and recognized using a fair value based method.  For directors and employees, or those providing services similar to employees, the fair value of options is determined using the Black-Scholes pricing model.  The fair value of the bonus shares, restricted shares, and restricted share units expected to be settled in shares is amortized over the vesting period.  For awards expected to be settled in cash, the change in market value and corresponding liability is adjusted to fair value at each reporting period.

The award is accrued and charged over the vesting period either to operations or mineral property, plant and equipment, with the offsetting credit to equity reserves for equity settled awards or liabilities for cash settled awards.  If and when share options are ultimately exercised or bonus shares, restricted shares, and restricted share units vest, the applicable amounts are transferred to share capital or removed from liabilities.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.	Basis of Preparation – Continued

Certain awards vest upon achievement of non-market performance conditions.  On a quarterly basis, management assesses the probability of achieving those performance conditions using the best available information and estimates the appropriate vesting period.

When the Company amends the terms of share options, the incremental change in the fair value of the options due to the amendment, as determined using the Black-Scholes pricing model, is recognized over the vesting period in the statement of loss or capitalized as appropriate.

Share Purchase Warrants

The Company issues share purchase warrants in connection with certain financing transactions.  The fair value of the warrants, as determined using the Black-Scholes pricing model or fair value of goods or services received, is credited to equity reserves.  The recorded value of share purchase warrants is transferred to share capital upon exercise.

Foreign Currency Translation

The U.S. dollar is the functional currency of the Company and its wholly-owned subsidiary.  Amounts in the consolidated financial statements are expressed in U.S. dollars unless otherwise stated. Transactions in foreign currencies are translated into the functional currency at the exchange rates at the date of the transactions.  Monetary assets and liabilities of the Company’s operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the balance sheet date.  Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction.  Exchange differences are recognized in net loss in the year in which they arise.

Loss Per Share

Loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Basic and diluted loss per share for each year presented are the same due to the effect of potential issuances of shares under warrant or share option agreements being, in total, anti-dilutive.

Income Taxes and Deferred Taxes

The income tax expense or benefit for the year consists of current and deferred.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.  Taxable profit or loss differs from profit or loss as reported in the Consolidated Statements of Loss and Comprehensive Loss because of items of income or expense that are taxable or deductible in other years, and items that are never taxable or deductible.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences not eligible for offset. Deferred tax assets are generally recognized for all deductible temporary differences, loss carry forwards and tax credit carry forwards to the extent that it is probable that taxable profits will be available against which they can be utilized. To the extent that the Company does not consider it to be probable that taxable profits will be available against which deductible temporary differences, loss carry forwards, and tax credit carry forwards can be utilized, a deferred tax asset is not recognized.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

3.	Mineral Property Agreements

NorthMet, Minnesota, U.S.A.

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases certain mineral property rights in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P.  Provided the Company continues to make annual lease payments, the lease period continues until June 12, 2048 with an option to extend the lease for up to five additional ten-year periods on the same terms and further extend as long as there are commercial mining operations.  All lease payments have been paid to date with the next annual payment of $0.175 million due in January 2021.

Pursuant to an agreement dated December 1, 2008, the Company leases certain mineral property rights in St. Louis County, Minnesota from LMC Minerals.  Provided the Company continues to make annual lease payments, the lease period continues until December 1, 2028 with an option to extend the lease for up to four additional five-year periods on the same terms.  All lease payments have been paid to date with the next annual payment of $0.030 million due in November 2020.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company.  The Company’s recovery of $3.186 million in advance royalty payments to RGGS Land & Minerals Ltd., L.P. is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.  The Company’s recovery of $0.249 million in advance royalty payments to LMC Minerals is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

4.	Mineral Property, Plant and Equipment

Details of the Mineral Property, Plant and Equipment are as follows:

Net Book Value	Mineral Property	Plant and Equipment	Total
Balance at December 31, 2018	433,347	201	433,548
Additions	33,956	746	34,702
Disposals	(867)	-	(867)
Changes to environmental rehabilitation provision (Note 6)	(9,912)	-	(9,912)
Asset Impairment	(47,168)	-	(47,168)
Amortization and Depreciation	-	(171)	(171)
Balance at December 31, 2019	$409,356	$776	$410,132
Gross carrying value	456,524	1,931	458,455
Accumulated depreciation and impairment	(47,168)	(1,155)	(48,323)

Net Book Value	Mineral Property	Plant and Equipment	Total
Balance at January 1, 2018	$395,115	$301	$395,416
Additions	41,710	87	41,797
Changes to environmental rehabilitation provision (Note 6)	(3,478)	-	(3,478)
Amortization and Depreciation	-	(187)	(187)
Balance at December 31, 2018	433,347	201	433,548
Gross carrying value	433,347	1,365	434,712
Accumulated depreciation and impairment	-	(1,164)	(1,164)

Mineral Property	December 31, 2019	December 31, 2018
Mineral property acquisition and interest costs	$79,625	$112,002
Mine plan and development	51,388	48,383
Environmental	142,814	133,638
Consulting and wages	58,610	55,076
Reclamation and remediation (Note 6)	46,899	56,811
Site activities	29,942	26,488
Mine equipment	78	949
Total	$409,356	$433,347

In November 2005, the Company acquired from Cliffs Erie LLC, a subsidiary of Cleveland Cliffs Inc. (together “Cliffs”) large parts of the Erie Plant, a processing facility located approximately six miles from the ore body.

In December 2006, the Company acquired from Cliffs additional property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices on site and an additional 6,000 acres of land to the east and west of the existing tailings storage facilities.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

4.	Mineral Property, Plant and Equipment - Continued

The consideration paid for the Erie Plant and associated infrastructure was $18.9 million in cash and 9,200,547 shares at a fair market value of $13.953 million. As part of the consideration, the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property (see Note 6).

During 2019, the Company capitalized development costs of $19.205 million (2018 - $21.150 million) necessary to bring the Project to commercial production.  In addition, borrowing costs directly attributable to the Project were capitalized in the amount of $14.751 million (2018 - $20.560 million). As Project assets are not in use or capable of operating in a manner intended by management, no depreciation or amortization of these assets has been recorded to December 31, 2019.

The Company regularly assesses whether there are indicators of asset impairment.  During the fourth quarter of 2019, indicators were identified including updates to the Project and developments related to ongoing legal challenges which potentially affect the timing of the Project and resulted in an asset impairment in the amount of $47.168 million.  The recoverable amounts of property, plant and equipment and intangible assets were measured based on FVLCD, determined by assessing future expected cash flows based on future business plans, both underpinned and supported by life of mine plans. The valuation assessment uses the most recent reserve and resource estimates, relevant cost assumptions and market forecasts of commodity prices discounted using an operation specific weighted average cost of capital rate of 8.2%. The valuation is sensitive to price of copper (assumptions between $2.81 and $2.97 per pound were used), nickel (assumptions between $6.95 and $7.53 per pound were used) and palladium (assumptions between $1,139 and $1,489 per ounce were used) and a change in the pricing outlook may result in additional review of the Project. The determination of FVLCD used Level 3 valuation techniques.

5.	Intangibles

Details of the Intangibles are as follows:

	Year ended December 31,
	2019	2018
Intangibles – beginning of period	$24,185	$3,130
Additions	195	21,055
Intangibles – end of period	$24,380	$24,185

In October 2017, the Company entered into an agreement with EIP Credit Co., LLC to reserve wetland mitigation bank credits the Company can use for the Project for a minimum of five years in exchange for an initial down payment applicable to the purchase price, contractual transfer of certain lands, and annual option payments not applicable to the purchase price. Annual option payments of $0.250 million are expensed as incurred whereas option exercise payments will be recorded to Intangibles and transferred to Mineral Property, Plant and Equipment once placed into service.  During 2018, the Company exercised part of its rights and purchased wetland mitigation bank credits, which resulted in a $21.055 million addition to Intangibles.  During 2019, the Company recorded $0.195 million related to software costs (2018 - $nil).

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

6.	Environmental Rehabilitation Provision

Details of the Environmental Rehabilitation Provision are as follows:

	Year ended December 31,
	2019	2018
Environmental Rehabilitation Provision – beginning of period	$61,107	$65,402
Change in estimate	(9,912)	(3,478)
Liabilities discharged	(742)	(2,613)
Accretion expense	2,072	1,796
Environmental Rehabilitation Provision – end of period	52,525	61,107
Less current portion	(1,276)	(1,693)
Non-current portion	$51,249	$59,414

Federal, state and local laws and regulations concerning environmental protection affect the Company’s assets.  As part of the consideration for the asset acquisitions from Cliffs (see Note 4), the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property.  The Company’s provisions are based upon existing laws and regulations.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

The Company’s best estimate of the environmental rehabilitation provision as at December 31, 2019 was $52.525 million (December 31, 2018 - $61.107 million) based on estimated cash flows required to settle this obligation in present day costs of $70.480 million (December 31, 2018 - $71.146 million), a projected inflation rate of 2.2% (December 31, 2018 – 2.0%), a market risk-free nominal interest rate (“discount rate”) of 4.0% (December 31, 2018 – 3.13%) and expenditures expected to occur over a period of approximately 30 years.  During 2019, the Company changed its estimate for determining the discount rate in order to better reflect the expected rates over the period of future cash flows.   This change in estimate resulted in a $9.9 million decrease to the environmental rehabilitation provision during 2019 and was accounted for prospectively as a change in accounting estimate in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates, and Errors.  The carrying value of the provision is sensitive to the estimates and assumptions used in its measurement.  If the discount rate had been 1% lower than management’s estimate, the liability would have increased by $8.3 million as at December 31, 2019 and conversely, if the discount rate had been 1% higher than management’s estimate, the liability would have decreased by $6.6 million as at December 31, 2019.

On November 1, 2018, the Company received the Permit to Mine for the Project and certain other permits from the MDNR which included a schedule for financial assurance obligations, including required cash contributions to a trust fund.  The Company has satisfied its current financial assurance obligations primarily by establishing and contributing $10.0 million in restricted deposits to a trust fund (December 31, 2019 - $11.198 million) and providing $65.0 million in surety bonds and letters of credit, with the MDNR as the beneficiary in each case.  Financial assurance obligations are reviewed annually based on the Company’s planned reclamation activities, with the total assurance and related financial instruments adjusted accordingly.  After the start of construction, the Company may terminate these financial instruments, partially or in full, only upon fulfilling site reclamation requirements and receiving approval from the MDNR.  Future required cash contributions to the trust fund are $2.0 million per year beginning in the first year of mining operations and continue until the eighth year after which annual contributions will be prorated based on the expected reclamation obligation at the end of mining.  In addition, the Company provided Cliffs with a $13.4 million letter of credit to satisfy requirements under the asset acquisition agreements and related obligations.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

7.	Glencore Financing

Since October 2008, the Company and Glencore have entered into a series of financing agreements comprising:

•
Equity – $25.0 million placement of common shares in 2009; $30.0 million placement of common shares in 2010; $20.0 million placement of common shares in 2011; $20.960 million purchase of common shares in 2013; $10.583 million purchase of common shares in the 2016 Private Placement; and a $243.435 million purchase of common shares in the 2019 Rights Offering (see Note 10);

•
Convertible debt (“Glencore Convertible Debt”) – $25.0 million initial principal secured convertible debentures drawn in 2008 and 2009 and up to $30 million initial principal unsecured convertible debentures drawn and to be drawn in 2020 (see Note 16).  The convertible debt balance was fully repaid with proceeds from the 2019 Rights Offering;

•
Non-convertible debt (“Glencore Non-Convertible Debt”) – $30.0 million initial principal secured debentures drawn in 2015; $11.0 million initial principal secured debenture drawn in 2016; $14.0 million initial principal secured debentures drawn in 2016; $20.0 million initial principal secured debentures drawn in 2017 and 2018; and $80.0 million initial principal secured debenture drawn in 2018 with the final tranche in the amount of $15.0 million cancelled by the Company.  The non-convertible balance was fully repaid with proceeds from the 2019 Rights Offering; and

•	Promissory note – agreement comprising $15.0 million initial principal note drawn in August 2019.

2018 Agreement

On March 23, 2018, the Company amended its financing arrangement with Glencore.  The maturity date of the Convertible Debt and the Non-Convertible Debt was extended to the earlier of (i) March 31, 2019 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when the Company elects to repay the debt early and demonstrates that such repayment is prudent.   The interest rate was reduced from twelve month US dollar LIBOR plus 15.0% to twelve month US dollar LIBOR plus 10.0% effective April 1, 2018.  The convertibility of the Convertible Debt was extended to March 31, 2019 and 6,458,001 purchase warrants were reissued with an expiration date of March 31, 2019 and an exercise price of $0.8231 per share, both of which were approved by the NYSE American and TSX.  All other terms of the financing arrangement remained unchanged.  In addition, the Company agreed to issue to Glencore secured debentures with a total principal amount of up to $80 million at the Company’s option.  The debentures bear interest at twelve month US dollar LIBOR plus 10.0% and if issued, are due on the earlier of (i) March 31, 2019 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when the Company elects to repay the debt early and demonstrates that such repayment is prudent, on which date all principal and interest accrued to such date will be due and payable.  The Tranche P Debenture in the amount of $20.0 million was issued on May 7, 2018.  The Tranche Q Debenture in the amount of $15.0 million and Tranche T Debenture in the amount of $10 million were issued on October 25, 2018.  The Tranche S Debenture in the amount of $20.0 million was issued on December 18, 2018.  Under the extension agreement and repayment plan agreed to subsequent to December 31, 2018, the commitment to issue Tranche R in the amount of $15.0 million was cancelled.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

7.	Glencore Financing - Continued

The March 2018 transaction was accounted for as a modification of the existing debentures with a $4.109 million modification loss consisting of the following:

•	$3.142 million to increase the convertible debt carrying value to the revised cash flows discounted using the original effective interest rate of 6.7%;

•	$1.452 million to reduce the non-convertible debt carrying value to the revised cash flows discounted using the original effective interest rate of 14.9%;

•	$2.331 million to recognize fair value of the purchase warrants issued; and

•	$0.088 million to recognize transaction costs which were allocated on a pro rata basis to the Glencore Non-Convertible Debt and Glencore Convertible Debt.

2019 Agreements

On March 22, 2019, the Company entered into an extension agreement with Glencore with respect to the secured convertible and non-convertible debt set to mature on March 31, 2019.  Glencore agreed to extend the maturity date of the debt to June 30, 2019 to provide the Company time to complete a rights offering, fully backstopped by Glencore, to raise sufficient funds to repay all outstanding debt.  In connection with the extension agreement, the Company issued 6,458,001 purchase warrants to Glencore with an expiration date of March 31, 2024 and an exercise price of $0.7368 which was approved by the NYSE American and TSX.  In addition, the Company agreed to extend the expiration date of the convertible debt exchange warrant to the earlier of March 31, 2020 or the date on which the convertible debt is fully repaid, which occurred on June 28, 2019 (see Notes 8 and 9).

The March 2019 transaction was accounted for as a modification of the existing debentures with a $2.014 million modification loss consisting of the following:

•	$0.810 million to increase the convertible debt carrying value to the revised cash flows discounted using the original effective interest rate of 7.3%;

•	$0.360 million to reduce the non-convertible debt carrying value to the revised cash flows discounted using the original effective interest rate of 14.3%; and

•	$1.564 million to equity reserves to recognize the fair value of the purchase warrants issued.

On June 28, 2019, Glencore purchased 430,521,941 common shares under its standby commitment under the Rights Offering in addition to the 196,726,042 common shares purchased under its rights (see Note 10).  Proceeds of the Rights Offering were used to repay the convertible debt (see Note 8) and non-convertible debt (see Note 9) resulting in a gain on convertible debt repayment of $0.018 million and loss on non-convertible debt repayment of $0.008 million.

On August 7, 2019, the Company issued to Glencore a promissory note in the amount of $15.0 million with proceeds to be used for general corporate purposes.  The promissory note bears interest at three month U.S. dollar LIBOR plus 6.0% and is payable on the earlier of (i) December 31, 2021 or (ii) the availability of at least $100 million of debt or equity financing, on which date all principal and interest accrued to such date will be due and payable.  Since inception, $0.501 million of interest was capitalized to the principal amount of the promissory note.  Borrowing costs of $0.341 million were eligible for capitalization and these costs were capitalized during 2019.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

8.	Convertible Debt

Details of the Convertible Debt are as follows:

	Year ended December 31,
	2019	2018
Convertible Debt – beginning of period	$56,984	$49,067
Transition to IFRS 9 (Note 2)	-	1,346
Convertible Debt – adjusted beginning of period	56,984	50,413
Change due to modification (Note 7)	792	3,142
Accretion and capitalized interest	2,105	3,429
Repayment	(59,881)	-
Convertible Debt – end of period	-	56,984
Less current portion	-	(56,984)
Non-current portion	$-	$-

Since October 2008, the Company issued $25.0 million of secured convertible debentures to Glencore.  The Company provided security on these debentures covering all of the assets of PolyMet.  These debentures bore interest at the twelve month U.S. dollar LIBOR plus 4.0% through July 31, 2015, twelve month U.S. dollar LIBOR plus 8.0% through December 31, 2015, twelve month U.S. dollar LIBOR plus 15.0% beginning January 1, 2016, and twelve month U.S. dollar LIBOR plus 10.0% beginning April 1, 2018.  Interest was compounded quarterly and payable in cash or by increasing the principal amount of the debentures, at the option of Glencore.  Since inception, $34.881 million of interest was capitalized to the principal amount of the debenture.  All borrowing costs were eligible for capitalization and $2.105 million was capitalized during 2019.  Upon closing of the Rights Offering, these debentures were fully repaid on June 28, 2019 (see Note 10).

Subsequent to December 31, 2019, the Company agreed to issue unsecured convertible debentures to Glencore in four tranches during 2020 with a total minimum principal amount of $20.0 million and total maximum principal amount of $30.0 million, the amount of each tranche to be determined jointly by the Company and Glencore.  The debentures are due on the earlier of March 31, 2023 or upon US$100 million of project financing.  Interest will accrue on the unsecured debentures at 4% per annum on the balance drawn and the principal amount of the debentures is convertible into common shares of the Company at a conversion price equal to $0.2223.  The first tranche in the amount of $7.0 million was issued on March 18, 2020 (see Note 16).

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

9.	Non-Convertible Debt

Details of the Non-Convertible Debt are as follows:

	Year ended December 31,
	2019	2018
Non-Convertible Debt – beginning of period	$178,483	$92,268
Transition to IFRS 9 (Note 2)	-	813
Non-Convertible Debt – adjusted beginning of period	178,483	93,081
Change due to modification (Note 7)	(352)	(1,452)
Accretion and capitalized interest	12,305	17,131
Funding, net of costs	-	69,723
Repayment	(190,436)	-
Total Non-Convertible Debt	-	178,483
Less current portion	-	(178,483)
Non-current portion	$-	$-

Since January 2015, the Company has issued $140.0 million of secured non-convertible debentures to Glencore. The Company has provided security on these debentures covering all of the assets of PolyMet.

These debentures bore interest at twelve month U.S. dollar LIBOR plus 8.0% through December 31, 2015, twelve month U.S. dollar LIBOR plus 15.0% beginning January 1, 2016, and twelve month U.S. dollar LIBOR plus 10.0% beginning April 1, 2018.  Interest was compounded quarterly and payable in cash or by increasing the principal amount of the debentures, at the option of Glencore.  Since inception, $50.436 million of interest was capitalized to the principal amount of the debenture.  All borrowing costs were eligible for capitalization and $12.305 million was capitalized during 2019.  Upon closing of the Rights Offering, these debentures were fully repaid on June 28, 2019 (see Note 10).

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.	Share Capital

a)	Issuances for Cash and Land Acquisition

On May 24, 2019, the Company filed a prospectus for an offering of rights to holders of common shares of the Company to raise up to $265.0 million in gross proceeds (“Rights Offering”).  Every shareholder received one right ("Right") for each common share owned on June 3, 2019, the Record Date, and each Right entitled the holder to acquire 2.119069 new common shares of the Company at $0.3881 per share. This offering of Rights expired on June 26, 2019.

Under the terms of a Standby Purchase Agreement, Glencore agreed to purchase any common shares not subscribed for by holders of Rights, subject to certain conditions.  Because the Rights Offering was not fully subscribed, Glencore purchased 430,521,941 common shares under its standby commitment in addition to the 196,726,042 common shares purchased under Glencore’s Rights resulting in Glencore owning 71.6% of the Company’s issued shares.

Upon closing of the Rights Offering on June 28, 2019, the Company issued a total of 682,813,838 common shares for gross proceeds of $265.0 million.  Expenses and fees relating to the Rights Offering were $11.953 million, including a $7.690 million standby commitment fee paid to Glencore, and reduced the gross proceeds recorded as share capital.  Closing of the Rights Offering triggered customary anti-dilution provisions for outstanding warrants, share options, and unissued restricted share units.  Proceeds of the Rights Offering were used to repay the convertible debt of $59.881 million owed to Glencore and non-convertible debt of $190.436 million owed to Glencore (see Notes 8 and 9).  The Company and Glencore agreed to net settle Glencore’s Rights Offering subscription amount of $243.435 million against the debt amounts owed.

During 2019, the Company issued 400,171 shares (2018 – 225,000 shares) pursuant to the exercise of share options for proceeds of $0.274 million (2018 - $0.151 million).

During 2019, the Company issued nil shares (2018 – 590,500 shares) pursuant to the exercise of warrants for proceeds of $nil (2018 - $0.591 million).

During 2019, the Company issued 78,750 shares (2018 – 128,750 shares) to maintain land purchase options with the shares valued at $0.046 million (2018 - $0.123 million).

b)	Share-Based Compensation

The Omnibus Share Compensation Plan (“Omnibus Plan”) was created to align the interests of the Company’s employees, directors, officers and consultants with those of shareholders. Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company’s shareholders on June 27, 2007, modified and further ratified and reconfirmed by the Company’s shareholders most recently on June 27, 2018.  The Omnibus Plan restricts the award of share options, restricted shares, restricted share units, and other share-based awards to 10% of the common shares issued and outstanding on the grant date, excluding 2,500,000 common shares underlying options pursuant to an exemption approved by the Toronto Stock Exchange.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.	Share Capital - Continued

During 2019, the Company recorded $2.055 million for share-based compensation (2018 - $2.202 million) with $1.558 million expensed to share-based compensation (2018 - $1.742 million) and $0.497 million capitalized to mineral property, plant and equipment (2018 - $0.460 million).  The offsetting entries were to equity reserves for $1.986 million (2018 - $1.787 million), share capital for $0.084 million (2018 - $0.105) and payables for a reduction of $0.015 million (2018 - $0.310 million).  Total share-based compensation during 2019 comprised of $1.171 million for share options (2018 - $0.803 million), $0.800 million for restricted shares and restricted share units (2018 - $1.294 million), and $0.084 million for issuance of unrestricted shares (2018 - $0.105 million).  Exercise of share options and warrants and vesting of restricted share units during 2019 resulted in $1.013 million being transferred from equity reserves to share capital (2018 - $0.783 million).

c)	Share Options

Share options granted may not exceed a term of ten years and are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan.  Details of the share options are as follows:

	Year ended December 31,
	2019		2018
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding – beginning of period	22,692,002	$0.91	21,659,002	$0.98
Granted	3,625,000	0.81	2,503,000	0.91
Exercised	(625,000)	0.71	(225,000)	0.67
Expired	(1,626,002)	1.01	(1,245,000)	2.06
Anti-dilution price adjustment	-	(0.12)	-	-
Outstanding – end of period	24,066,000	$0.77	22,692,002	$0.91

Effective June 28, 2019, the Company reduced the exercise price of all options that were outstanding prior to the Rights Offering, to reflect the dilutive effect of the common shares that were issued in connection with the Rights Offering.  The adjustment did not impact the financial statements.

The weighted average share price when share options were exercised during 2019 was $0.78 (2018 - $1.00).

During 2019, there were 240,000 share options net settled with 15,171 shares upon exercise (2018 – nil).

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.	Share Capital - Continued

The fair value of share options granted were estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	Year ended December 31,
	2019	2018
Risk-free interest rate	2.52%	2.33% to 2.58%
Expected dividend yield	-	-
Expected forfeiture rate	-	-
Expected volatility	54.56%	56.07% to 61.80%
Expected life in years	2.50	2.50 to 5.00
Weighted average fair value of each option	$0.29	$0.34 to $0.61

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

Details of the share options outstanding as at December 31, 2019 are as follows:

Range of Exercise Prices	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Weighted Average Remaining Life
0.52 to 0.69	10,294,000	9,994,000	$0.63	2.24
0.70 to 0.86	9,717,000	9,018,000	0.77	3.79
0.87 to 1.30	2,945,000	2,945,000	0.92	2.01
1.31 to 1.63	1,050,000	1,050,000	1.56	1.16
1.64 to 2.66	60,000	-	2.66	0.02
	24,066,000	23,007,000	$0.77	2.79

As at December 31, 2019 all outstanding share options had vested and were exercisable, with the exception of 1,059,000, which are scheduled to vest upon completion of specific targets or dates (June 2020 – 300,000; Production – 699,000; Other – 60,000).  The outstanding share options have expiry periods between 0.01 and 8.18 years and are expected to be settled in shares upon exercise.

d)	Restricted Shares and Restricted Share Units

Restricted shares and restricted share units granted are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan.  Details of the restricted shares and restricted share units are as follows:

	Year ended December 31,
	2019	2018
Outstanding - beginning of period	3,347,907	3,281,030
Issued	1,725,869	1,227,004
Vested	(1,049,364)	(1,160,127)
Anti-dilution quantity adjustment	624,452	-
Outstanding - end of period	4,648,864	3,347,907

Effective June 28, 2019, the Company increased the number of common shares issuable for all restricted share units outstanding prior to the Rights Offering, to reflect the dilutive effect of the common shares that were issued in connection with the Rights Offering.  The adjustment did not impact the financial statements.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.	Share Capital – Continued

During 2019, the Company issued 1,725,869 restricted share units (2018 – 1,227,004), which had a fair value of $1.355 million (2018 - $1.135 million) to be expensed and capitalized over the vesting periods.

During 2019, there were 95,500 restricted shares (2018 – nil) settled upon vesting in shares, 644,510 restricted share units (2018 - 843,413) settled upon vesting with shares, and 309,354 restricted share units (2018 – 316,714) settled upon vesting with cash for $0.232 million (2018 – $0.377 million).

As at December 31, 2019, outstanding restricted shares and restricted share units were scheduled to vest upon completion of specific targets (Construction Finance – 865,575; Production – 459,272; March 2020 – 707,649; June 2020 – 126,130; January 2021 – 1,545,837; and Other – 93,750).  The remaining 850,651 outstanding restricted shares and restricted share units have vested but share delivery is deferred until retirement, termination, or death.  The Company expects 972,576 outstanding restricted share units will be settled in cash and the remainder will be settled in shares as allowed under the Omnibus Plan.

e)	Bonus Shares

The bonus share incentive plan was established for the Company’s directors and key employees and was approved by the disinterested shareholders at the Company’s shareholders’ meeting held in May 2004.  The Company has authorized 3,640,000 bonus shares for the achievement of Milestone 4 representing commencement of commercial production at NorthMet.   At the Company’s Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved issuance of these shares upon achievement of Milestone 4.  Regulatory approval is also required prior to issuance of these shares.  Details of the bonus shares are as follows:

	Year ended December 31,
	2019		2018
	Allocated	Authorized & Unissued	Allocated	Authorized & Unissued
Outstanding – beginning of period	2,700,000	3,640,000	3,150,000	3,640,000
Forfeited	-	-	(450,000)	-
Outstanding – end of period	2,700,000	3,640,000	2,700,000	3,640,000

The fair value of these unissued bonus shares was being amortized until the estimated date of issuance and has now been fully amortized.  During 2019, the Company recorded $nil for amortization related to Milestone 4 bonus shares (2018 – $0.025 million) which was capitalized to Mineral Property, Plant and Equipment.  During 2018, the Company also reversed $1.544 million of previously capitalized fair value related to the forfeiture of 450,000 bonus shares by a former director of the Company.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.	Share Capital – Continued

f)	Share Purchase Warrants

Details of the share purchase warrants are as follows:

	Year ended December 31,
	2019		2018
	Number of Purchase Warrants	Weighted Average Exercise Price	Number of Purchase Warrants	Weighted Average Exercise Price
Outstanding – beginning of period	27,189,713	$0.95	21,322,212	$0.99
Issued (Note 7)	6,458,001	0.74	6,458,001	0.82
Anti-dilution price adjustment	-	(0.12)	-	-
Anti-dilution quantity adjustment	4,189,466	-	-	-
Exercised	-	-	(590,500)	1.00
Expiration (Note 7)	(6,458,001)	0.82	-	-
Outstanding – end of period	31,379,179	$0.80	27,189,713	$0.95

The outstanding share purchase warrants have expiry periods between 1.80 years and 4.25 years, subject to acceleration in certain circumstances.

Effective June 28, 2019, the Company increased the number of common shares issuable and reduced the exercise price of all warrants that were outstanding prior to the Rights Offering, to reflect the dilutive effect of the common shares that were issued in connection with the Rights Offering.  The adjustment did not impact the financial statements.

The fair value of share purchase warrants granted were estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	Year ended December 31,
	2019	2018
Risk-free interest rate	2.18%	2.05%
Expected dividend yield	-	-
Expected forfeiture rate	-	-
Expected volatility	52.59%	54.54%
Expected life in years	3.00	1.02
Weighted average fair value of each warrant	$0.24	$0.36

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the warrant is indicative of future trends, which may or may not necessarily be the actual outcome.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

11.	Finance Costs - Net

Details of net finance costs are as follows:

	Year ended December 31,
	2019	2018
Debt accretion and capitalized interest:
Promissory note (Note 7)	$501	$-
Convertible debt (Note 8)	2,105	3,429
Non-convertible debt (Note 9)	12,305	17,131
Environmental rehabilitation accretion (Note 6)	2,072	1,796
Other finance costs	681	858
Less: amounts capitalized on qualifying assets	(14,751)	(20,560)
Finance costs	2,913	2,654
Cash interest income	(218)	(237)
Restricted deposits income	(1,163)	(36)
Finance income	(1,381)	(273)
Finance costs - net	$1,532	$2,381

12.	Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts, as follows:

	Year ended December 31,
	2019	2018
Salaries and other short-term benefits	$2,247	$1,956
Other long-term benefits	47	44
Share-based payment (1)	1,917	1,680
Total	$4,211	$3,680

(1) Share-based payment represents the amount capitalized or expensed during the period (see Note 10).

Agreements with senior management contain severance provisions for termination without cause or in the event of a change in control.  Other than the President and CEO, no other PolyMet director has an agreement providing for benefits upon termination.

As a result of Glencore’s 71.6% ownership and majority shareholder relationship, Glencore is also a related party.  In addition to the transactions described in Notes 7, 8, 9 and 10, the Company has entered into a Technical Services Agreement with Glencore whereby the Company reimburses Glencore for Project technical support costs requested under an agreed scope of work, primarily in detailed project design and mineral processing.  During 2019, the Company recorded $0.474 million (2018 - $0.070 million) for services under this agreement.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

13.	Income Taxes

a)	Effective tax rate

The effective tax rate differs from the cumulative Canadian federal and provincial income tax rate due to the following:

	Year ended December 31,
	2019	2018
Loss for the year before taxes	$(57,903)	$(15,043)
Combined statutory tax rate	27.0%	27.0%
Expected tax recovery	(15,634)	(4,062)
Difference in foreign tax rates	(914)	(91)
Non-deductible items	541	1,538
Change in unrecognized deferred tax and other items	16,007	2,615
Income Tax Expense / (Recovery)	$-	$-

b)	Deferred income tax assets and liabilities

Deferred income tax assets and liabilities have been recognized in respect of the following items:

	Year ended December 31,
	2019	2018
Non-capital loss carry forward assets	$16,994	$29,353
Mineral property acquisition, exploration and development costs	(16,994)	(29,353)
Net deferred income tax liabilities	$-	$-

Deferred income tax assets have not yet been recognized in respect of the following items:

	Year ended December 31,
	2019	2018
Non-capital loss carry forward assets	$41,104	$25,437
Capital loss carry forward assets	360	360
Intercompany receivable assets	2,690	2,109
Other assets	4,288	1,125
Unrecognized deferred income tax assets	$48,442	$29,031

As at December 31, 2019, the Company has Canadian non-capital loss carry forwards of approximately $53.8 million (December 31, 2018 - $47.6 million), which expire between 2026 and 2039.  The Company also has US federal non-capital loss carry forwards of approximately $152.3 million (December 31, 2018 - $146.7 million), of which approximately $134.9 million were generated prior to 2018 and expire between 2020 and 2037.  The remaining $17.4 million were generated in tax years since 2018 and do not expire.  The Company’s US state non-capital loss carry forwards expire between 2020 and 2034.  Further, US net operating loss carry forwards may be subject to an annual limitation in the event of a 50% or greater change of ownership within a 3 year period as defined under Section 382 of the Internal Revenue Code.

The Company is not recognizing these deferred tax assets because they relate to entities with a history of losses and there is not convincing evidence that future taxable income will enable timely offset.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

14.	Commitments and Contingencies

In the normal course of business, the Company enters into contracts that give rise to firm commitments for future minimum payments.  In addition to items described elsewhere in these financial statements, the following table summarizes the Company's contractual obligations as at December 31, 2019:

Contractual Obligations	Carrying Value	Contractual Cash flows	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Accounts payable and accruals	$4,533	$4,533	$4,533	$-	$-	$-
Lease liability	616	766	107	293	302	64
Promissory note (Note 7)	15,501	16,196	-	16,196	-	-
Firm commitments	-	455	83	284	88	-
Total	$20,650	$21,950	$4,723	$16,773	$390	$64

The Company is involved in various claims, litigation and other matters arising in the ordinary course and conduct of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company's belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. As a result of the assessment, no significant contingent liabilities have been recorded in these consolidated financial statements.

15.	Financial Instruments and Risk Management

The carrying values of each classification of financial instrument as at December 31, 2019 are:

	Amortized Cost	Fair value through profit or loss	Total carrying value
Financial assets
Cash	$7,401	$-	$7,401
Restricted deposits	809	10,640	11,449
Amounts receivable and other assets	738	2,176	2,914
Total financial assets	8,948	12,816	21,764
Financial liabilities
Accounts payable and accruals	4,408	125	4,533
Promissory note	15,501	-	15,501
Lease liabilities	616	-	616
Total financial liabilities	$20,525	$125	$20,650

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

15.	Financial Instruments and Risk Management - Continued

The carrying values of each classification of financial instrument as at December 31, 2018 are:

	Amortized Cost	Fair value through profit or loss	Total carrying value
Financial assets
Cash	$13,857	$-	$13,857
Restricted deposits	10,286	-	10,286
Amounts receivable	680	1,912	2,592
Total financial assets	24,823	1,912	26,735
Financial liabilities
Accounts payable and accruals	3,642	371	4,013
Convertible debt	56,984	-	56,984
Non-convertible debt	178,483	-	178,483
Total financial liabilities	$239,109	$371	$239,480

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 –	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 –	Inputs for the asset or liability that are not based on observable market data.

Financial instruments measured at fair value subsequent to recognition include the restricted deposits (see Note 6) which are measured at fair value through profit or loss using Level 1 inputs resulting in a carrying value of $10.640 million (December 31, 2018 - $nil), the amounts receivable measured at fair value through profit or loss using Level 3 inputs resulting in a carrying value of $2.176 million (December 31, 2018 - $1.912 million) and accruals representing expected payments to settle restricted share units measured at fair value through profit or loss using Level 2 inputs resulting in a carrying value of $0.125 million (December 31, 2018 - $0.371 million).

The fair values of other financial assets and other financial liabilities approximate their carrying amounts due to their short-term nature.

Risks Arising from Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including currency and interest rate), credit risk, and liquidity risk.  Reflecting the current stage of development of the Company’s Project, the overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

15.	Financial Instruments and Risk Management - Continued

Risk management is the responsibility of executive management.  Material risks are identified and monitored and are discussed with the Audit Committee and the Board of Directors.

Currency Risk

The Company incurs expenditures in Canada and the United States.  The functional and reporting currency of the Company and its subsidiary is the U.S. dollar.  Foreign exchange risk arises because the amount of Canadian dollar cash, amounts receivable, or accounts payable and accruals will vary in U.S. dollar terms due to changes in exchange rates.

As the majority of the Company’s expenditures are in U.S. dollars, the Company has kept a significant portion of its cash in U.S. dollars.  The Company has not hedged its exposure to currency fluctuations as the exposure to currency risk is currently insignificant.

Interest Rate Risk

Interest rate risk arises from interest paid on floating rate debt and interest received on cash and liquid short-term deposits.  The Company has not hedged any of its interest rate risk.  The Company currently capitalizes to qualifying assets the majority of interest charges, and therefore the risk exposure is primarily on cash interest payable and net earnings in relation to the subsequent depreciation of capitalized interest charges.

The Company was exposed to interest rate risk through the following assets and liabilities:

	December 31, 2019	December 31, 2018
Cash and restricted deposits	$18,850	$24,143
Convertible debt	-	56,984
Non-convertible debt	-	178,483
Promissory Note	$15,501	$-

Based on the above net exposures, as at December 31, 2019, a 1% change in interest rates would have impacted the Company’s loss by approximately $0.189 million and carrying value of the promissory note by approximately $0.155 million.

Credit Risk

Credit risk arises on cash and restricted deposits held with banks and financial institutions, as well as credit exposure on outstanding amounts receivable and other assets.  The maximum exposure to credit risk is equal to the carrying value of the financial assets of $21.764 million.

The Company’s cash and restricted deposits are primarily held through large Canadian and United States financial institutions.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time.  The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash.  See additional discussion in Note 1.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2019 and 2018
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

15.	Financial Instruments and Risk Management - Continued

Capital Management

The Company’s capital management objective is to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral property.  In the management of capital, the Company includes the components of shareholders’ equity, convertible debt and non-convertible debt.  The Company manages the capital structure and makes adjustments to it depending on economic conditions and the rate of anticipated expenditures.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets. The Company has no externally imposed capital requirements.

In order to assist in management of its capital requirements, the Company prepares budgets that are updated as necessary depending on various factors.  The budgets are approved by the Company’s Board of Directors.

Although the Company expects to have the necessary resources to carry out its plans and operations through December 31, 2020, it does not currently have sufficient capital to complete the development of the Project and generate future profitable operations and is in discussions to arrange sufficient capital to meet these requirements.  The Company’s objective is to identify the source or sources from which it will obtain the capital required to complete the Project and manage liquidity risk (see Note 1).

16.	Subsequent Events

On March 17, 2020, the Company agreed to issue unsecured convertible debentures to Glencore in four tranches during 2020 with a total minimum principal amount of $20.0 million and total maximum principal amount of $30.0 million, the amount of each tranche to be determined jointly by the Company and Glencore. The debentures are due on the earlier of March 31, 2023 or upon US$100 million of project financing.  Interest will accrue on the unsecured debentures at 4% per annum on the balance drawn and the principal amount of the debentures is convertible into common shares of the Company at a conversion price equal to $0.2223.  The first tranche in the amount of $7.0 million was issued on March 18, 2020.